Exhibit 99.2

Arbe Robotics (Webcast) March 18, 2021

Corporate Speakers:

  Scott Crist; Industrial Tech Acquisitions; Chairman & CEO
  Kobi Marenko; Arbe Robotics Ltd.; CEO

PRESENTATION

Scott Crist^ Good morning. My name is Scott Crist, Chairman and CEO of Industrial Tech Acquisitions. As you may know, we are a team of venture capitalists and entrepreneurs who have spent decades investing our own capital in technology businesses. We commit our time and resources to help technology companies grow to become tomorrow's industry leaders.

This is why we are especially excited to introduce Arbe Robotics today in a merger combination with ITAC. Arbe is the dominant player in ultra-high resolution 4D technology. They are just starting to enter a major inflection point in the EV and autonomous vehicle space. And their platform is the global leader in 4D radar with an impressive first mover advantage.

As you may not know, I am also the CEO of an industrial computer vision company. I've spent a lot of time understanding the Lidar and 4D and radar space. And what Arbe has developed is quite complex. They have a very differentiated and unique technology platform and they offer compelling value propositions for their customers.

The transaction we've negotiated with Arbe offers an excellent value with a post-money enterprise value of 572 million. The investment is very compelling from an entry-level market comparable position, and we look forward to talking to you about it today.

With that, I'm very happy to introduce Kobi Marenko, CEO of Arbe Robotics.

Kobi Marenko^ Thank you, Scott. So as Scott mentioned, we are Arbe Robotics. We are the leader in next generation radar chipset. We started this company more than five years ago where it was right after I listed my previous company, Taptica, in the London Stock Market, and Noam -- my co-founder -- Noam Arkind, my co-founder just finished his PhD in the leading Israeli Research Institute.

Noam was working for me in Taptica, and he came to me with this idea of bringing to the automotive and to the robotics market a sensor that will be the ultimate sensor for a next-generation autonomous application from delivery robots to autonomous cars and also a sensor for any kind of safety application.

So we started developing a ultra-high resolution 4D imaging radar. 4D stands for the fact that the radar also can measure the depth as well as the Doppler, the velocity of the object in front of the car. So, we developed a three-chip solution, a radar transmitter, radar receiver and the radar [processor], which is the core of our technology. The core IP and the algorithm that Noam developed in his master and [in his] PhD are embedded into this silicon, and our offering for the first time in the world, the ability to process a high definition radar picture of the environment in real-time in 30 frames per second.

So we have today 26 customers from tier ones that we have a full design in robotaxis that we are almost dealing with all of the companies in this market, delivery robots and, of course, production car regular SUV and sedan cars that our technology will allow them to drive themselves in a better way than today from a safety perspective and from driving assistant abilities.

We are targeting the radar market, which is already at $4 billion market today and it's going to grow to around 11 billion in 2025, driven by the new applications that they are getting into the car. And this is why we are projecting more than $300 million in revenues in 2025.

This estimation is based only on customers that already purchased from us samples and they have a plan to buy this kind of radar in the next five to six quarters. We have more than 80 people in our Tel Aviv office. A majority of them are on the R&D side. Almost 70 are on the R&D and six of them PhDs.

So since we started this company, we focused, of course, in the beginning on developing the basic prototype. But since then, we tried to engage with the market as fast as we can. With a prototype, we went to one of the leading car manufacturers in the world. We showed them this prototype and they became our design partner.

We, in the next -- every year almost we came with them with a new version of this sample. And last year when we had a full radar sample working, based on our three chips, we will -- there are (inaudible) next-generation radar pre-development for the next generation radar, and we got the purchase order from them, together with one of the leading global tier ones that are engaged with us in this business.

We're also working -- we have a designing with the AutoX, one of the leaders in the robotaxis business today and with a few other customers around the world. All in all, we are also working with five of the leading tier ones and we have a partnership with NVIDIA.

So the problem that we are solving today is basically a problem of sensing. So the cars today have cameras, and they have a radar. The cameras are limited by the weather, the lighting conditions, sometimes even the Sunday that is shining directly on the sensor or the light that is changing. If the car is getting into a tunnel or getting out of the tunnel, there is a lot of scenarios that the camera face, 90% or 95% of the problem, of course, can be solved with the camera. But all of the rest, the 5% to 10% are the ones that can really cause shuttle accidents.

The radar that exists today in the car is just not good enough. This is a radar that was designed for adaptive cruise control. So it can definitely detect the range and the velocity of the car in front of the car that you're driving. But not more than this. It cannot separate between a motorcycle and a track on the highway. It cannot detect a pedestrian if he's between two cars doing his first step to the road, and it cannot detect stationary objects. Even the track that is standing on the side of the road cannot be detected with today's radar.

So all of this we are coming with our ultra-high resolution radar that is bringing to the market a radar that can see everything from a cat running to motorcycles on a long range and separate motorcycles from a track. See the bridges, see the car under the bridge if it's standing there or if it's driving.

So we believe that the radar and camera are going to stay as the main sensor in -- even in the next generation cars and this is why this is a market that is growing rapidly. There is some car companies that might choose to add also Lidar laser-based sensor for -- as part of their next generation cars mainly for robotaxi.

This is very interesting and it might have a room of its own. But this is a completely niche market, especially if you're comparing it to the radar. What we expect to happen in the next five years is basically two trends.

First of all, the driving assistant abilities, the ability of the car to more or less drive itself fully autonomous on the highway, fast lane manage itself fully autonomous on the traffic jam. This is the ability that will be in entry-level car in every SUV or Sedan car that we will buy in 2025.

And in order to solve that there is a need or a must for our radar together with the cameras, we believe that this is majority 65% of the applications, of the advanced applications in cars would be something like this. There will be a very low amount of cars that will be called level three. It means it's more of the same ability but with the driver be able to lift the wheel and to lay back and look on the car.

Be ready for recall. There is also a niche market of robotaxis. We believe that it's not going to be more than 1% of the total car in 2025. Of course, this is the future and we are positioned well to be the leader also on the robotaxi market. But we will mainly capitalize in the next five years from the new driving assistant technologies that are getting into the market today.

So to summarize, basically, we are targeting a long-range high-resolution wide field of view, all-weather -- every lighting condition sensor that is affordable and power efficient. This is a large improvement from the current radar that has a very low resolution. But regarding the price, we are on the same ballpark of today's radars.

We are solving [the gift] of the camera that cannot function in rain (inaudible) dark and all of those scenarios. And we're also solving the problem of the Lidar that cannot see in rain, snow and fog and in direct sun and it's also a very expensive (inaudible), something like $2,000.

Our technology is based on three chips, a radar transmitter, radar receiver and a processor. And we believe that with those chips, every tier-ones that we are working with can provide a mass production radar with $100 to $150.

On our roadmap is also to add some camera processing to our chip. If we are getting into the details of the commercial production, so today we have a full designing with five of the leading radar tier-ones in the market which represents something like 50% of the total radar that are sold each year. We also in the last phase of evaluation with another three leading radar companies and if we're going to win them too in the next two quarters, we will cover something like 75% of the market.

We have today three purchase orders from a robotaxi, from a delivery robot company and from one of the largest car companies in the world for pre-production and we have more than 10 car manufacturers that we are in advanced evaluation process. Actually, last phases. Sometimes it's -- even our -- after (inaudible) that we have shortlisted and some of them are in final evaluation stages.

We believe that all of those 10 companies will take decisions on their next generation radar during this year. And we expect to end up 2021 with a booking value of more than half a billion dollar in our hand.

There is also a large opportunity for our radar technology outside of automotive. This opportunity is, of course, faster because the car companies is taking a lot of time to get into them. So where we have a partnership with the leader, a radar company in Europe, the company called [Compcom] located in Sweden, they have customers around agriculture, mining and construction tracks like [Volvo] tracks, delivery robots, even security system is something that our radar can be very useful as well as the industrial robot.

We believe that all of those opportunities were for us, more than $150 million in revenues in the next five years. And this is something that is adding to the -- some of the radar, which is the $4 billion today and going to grow to around 11 billion in 2025.

The radar is a market that is dominated today by two or three [silicon] companies, Texas Instrument, NXP and Infineon. They are controlling the low-end chipsets for radar. They are trying to take their existing solution and quiz them so they will give some abilities for the next generation. But it's still not something that is good enough.

And also, it's very expensive and very [power hungry]. On the next generation of the radar, we see our main competitor is the Intel Mobileye that announced few weeks ago that by 2025, they will have a chipset that is similar to their performance that we are showing today. We believe that in 2025, we're going to have a radar that is -- will be at least three or four times better than the chips that we have today.

And this is why we believe that in the next five years, we're going to be market dominant in this market. So tier-ones that are working with us are able to provide the best performance in around $150 and tier-one choose to use TI or NXP, providing a radar that is order of magnitude lower in performance and more than 50% higher on the price and on the power.

So looking on our revenues, we believe that 2021 and 2022, we're going to generate between $7 million in 2021 and something like doubling in 2022. Majority of those revenues are from low volumes from our robotaxi and delivery robot partners, customers. And by the end of 22, we were going to see the first ramp up of our real automotive client (inaudible) the full production in 2023, 2024.

And of course by 2024, 2025 majority of our revenues will come from a regular car manufacturers. We're estimating more than $70 million in revenues in 2023. And to pass the $300 million in revenues in 2025, basically Mobileye, the leader in computer vision for automotive went public in something like $70 million in revenue and they were evaluated in around $5 billion.

And when they passed the $300 million revenue, the figure that we are expecting for 2025, Intel bought them for $15 billion. We believe that the gross profit and the gross margins of this business are attractive, more than 65%. This is because -- this is not just silicon. These are real algorithms, real IP-embedded on our chipset and we believe that we're going to maintain those margins for the long run as well as high EBITDA margins and free -- very good free cash flow.

So to summarize, we are targeting a large and growing sum opportunity, a $4 billion market today growing to more than 11 in 2025. With our proprietary technology, the only available long range for the imaging radar with an unparalleled cost advantage. We have a robust fasteners from the leading tier-ones to the most advanced robotaxi companies and the top OEMs in the world.

And with that, we expect to pass the $300 million in revenues in 2025. And to be in something like $3 billion older books. The company is backed by the leading investors and with a very strong management team that led companies to the public market, as well as a very difficult and complicated R&D project.

So thank you very much and we would love to see you on both.

Scott Crist^ Great. Thanks, Kobi. Also, as you can see and digging to the numbers, our operating metrics are very attractive and there may be a tendency the group us in the auto tech space where we compare very favorably in terms of revenue growth, gross margin and EBITDA margin.

However, we think that we look more like a vision and compute platform and we also compare very favorably with our peers there. I would say that in closing, we've spent the last several months with the Arbe team and we are encouraged on how they operate and they have a practice of under promising and so we're excited to work with them.

And we think tomorrow will be even more exciting than today and we're excited about the long-term opportunities here. And if you have any questions, we are happy to take them now. Thank you.